UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

**FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934.**

For the fiscal year ended December 31, 2014

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934.**

For the transition period from _____ to _____

Commission File No. 001-31403

Pepco Holdings, Inc. Retirement Savings Plan
(Full title of the plan)

Pepco Holdings, Inc.
(Name of issuer)

**701 Ninth Street, N.W.
Washington, D.C. 20068
(Address of issuer's principal executive office)**

Pepco Holdings, Inc. Retirement Savings Plan

Table of Contents

* Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
Pepco Holdings, Inc. Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Pepco Holdings, Inc. Retirement Savings Plan (the Plan) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) – Schedule H – Line 4(i) as of December 31, 2014, and Schedule of Reportable Transactions – Schedule H – Line 4(j) for the year then ended has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ SB & Company, LLC

Washington, DC
June 19, 2015

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
Pepco Holdings, Inc. Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Pepco Holdings, Inc. Retirement Savings Plan (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Pepco Holdings, Inc. Retirement Savings Plan at December 31, 2013, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Mitchell & Titus, LLP

Washington, DC
June 25, 2014

2

Pepco Holdings, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	As of December 31,	
	2014	**2013**
Assets		
Investments, at fair value		
Participant-directed		
Registered investment companies	$ 634,441,083	$ 702,457,944
Common/collective trusts	297,405,519	162,712,754
Non-participant-directed		
Pepco Holdings, Inc. Common Stock Fund	149,351,914	119,775,463
Total investments	1,081,198,516	984,946,161
Receivables		
Employer contributions	—	601
Participant contributions	—	1,130
Notes receivable from participants	25,658,354	25,686,786
Net assets available for benefits, at fair value	1,106,856,870	1,010,634,678
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(4,742,436)	(4,225,276)
Net assets available for benefits	$1,102,114,434	$1,006,409,402

The accompanying Notes are an integral part of these Financial Statements.

3

Pepco Holdings, Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	For the years ended December 31,	
	2014	2013
Investment income:		
Interest and dividend income – investments	$ 37,738,358	$ 29,527,789
Interest income – notes receivable from participants	868,277	871,192
Net appreciation in fair value of investments	75,014,325	106,366,973
Net investment income	113,620,960	136,765,954
Contributions:		
Employer	12,906,766	12,441,447
Participants	37,920,751	36,286,780
Rollovers	3,553,104	1,334,044
Total contributions	54,380,621	50,062,271
Other Additions	30,664	44,170
Total additions	168,032,245	186,872,395
Deductions:		
Payments of benefits to participants	71,782,703	70,108,746
Administrative expenses	544,510	379,593
Total deductions	72,327,213	70,488,339
Net increase in net assets available for benefits	95,705,032	116,384,056
Net assets available for benefits at beginning of year	1,006,409,402	890,025,346
Net assets available for benefits at end of year	$1,102,114,434	$1,006,409,402

The accompanying Notes are an integral part of these Financial Statements.

4

Pepco Holdings, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Years Ended December 31, 2014 and 2013

NOTE 1 – Description of Plan

The following description of the Pepco Holdings, Inc. (PHI or the Company) Retirement Savings Plan (the Plan), provides only general information. Participants should refer to the Summary Plan Description for a more comprehensive description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by the Company that consists of eight Sub Plans: 1) the Management Sub Plan, 2) the Local 1900 Sub Plan, 3) the Local 1307 Sub Plan, 4) the Local 1238 Sub Plan, 5) the Local 210 Sub Plan, 6) the Local 210-5 Sub Plan, 7) the PHI Operating Services Company (POSC) Sub Plan, and 8) the Petron Sub Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Agreement and Plan of Merger with Exelon Corporation

PHI entered into an Agreement and Plan of Merger, dated April 29, 2014, as amended and restated on July 18, 2014 (the Merger Agreement), with Exelon Corporation, a Pennsylvania corporation (Exelon), and Purple Acquisition Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Exelon (Merger Sub), providing for the merger of Merger Sub with and into PHI (the Merger), with PHI surviving the Merger as an indirect, wholly owned subsidiary of Exelon. Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding share of common stock, par value $0.01 per share, of PHI (other than (i) shares owned by Exelon, Merger Sub or any other direct or indirect wholly owned subsidiary of Exelon and shares owned by PHI or any direct or indirect, wholly owned subsidiary of PHI, and in each case not held on behalf of third parties (but not including shares held by PHI in any rabbi trust or similar arrangement in respect of any compensation plan or arrangement) and (ii) shares that are owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Delaware law), will be canceled and converted into the right to receive $27.25 in cash, without interest.

Consummation of the Merger is subject to the satisfaction or waiver of specified closing conditions, including (i) the approval of the Merger by the holders of a majority of the outstanding shares of common stock of PHI, (ii) the receipt of regulatory approvals required to consummate the Merger, (iii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and (iv) other customary closing conditions, including (a) the accuracy of each party's representations and warranties (subject to customary materiality qualifiers) and (b) each party's compliance with its obligations and covenants contained in the Merger Agreement (including covenants that may limit, restrict or prohibit PHI and its subsidiaries from taking specified actions during the period between the date of the Merger Agreement and the closing of the Merger or the termination of the Merger Agreement). In addition, the obligations of Exelon and Merger Sub to consummate the Merger are subject to the required regulatory approvals not imposing terms, conditions, obligations or commitments, individually or in the aggregate, that constitute a burdensome condition (as defined in the Merger Agreement). The parties currently anticipate that the closing will occur during the second or third quarter of 2015.

Under the Merger Agreement, subject to certain exceptions, PHI cannot establish, adopt, terminate or materially amend any benefit plan, other than routine changes to welfare plans or any changes to benefit plans that would not result in more than a de minimis increase to PHI's costs under such plans, without Exelon's consent, from the date of the Merger Agreement until closing of the Merger.

Designation of Trustee and Recordkeeper

The Plan's trustee is Vanguard Fiduciary Trust Company of Malvern, Pennsylvania (the Plan Trustee). The Plan's investments are held in a trust account at The Vanguard Group, Inc. (Vanguard) and consist of a specific interest in the Pepco Retirement Savings Plan Master Trust (the Trust). Vanguard also serves as the Plan's recordkeeper.

Pepco Holdings, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Years Ended December 31, 2014 and 2013

NOTE 1 – Description of Plan (continued)

Participation

Management employees (representing non-bargaining unit, full-time employees and part-time employees with 20 or more hours per week, or part-time employees working less than 20 hours per week with 1,000 or more hours in a plan year) of PHI's wholly owned subsidiaries (PHI Service Company, Potomac Electric Power Company, Pepco Energy Services, Inc., Delmarva Power & Light Company, and Atlantic City Electric Company) are eligible to participate in the Management Sub Plan upon their date of hire (and as soon as administratively feasible). Employees represented by the International Brotherhood of Electrical Workers (IBEW) Local 1900 participate in the Local 1900 Sub Plan and are eligible to participate upon their date of hire (and as soon as administratively feasible), for full-time regular or temporary employees. Casual or part-time employees are eligible after working 1,000 or more hours in a plan year. Full-time employees represented by IBEW Local 1307 participate in the Local 1307 Sub Plan and are eligible to participate once they have completed six months of service. Part-time or temporary employees become eligible after 1,000 hours of service within a plan year. Employees represented by IBEW Local 1238 participate in the Local 1238 Sub Plan and are eligible to participate once they have completed six months of service for full-time regular employees, or after 1,000 hours of service, in a plan year, for part-time and temporary employees. Employees represented by IBEW Local 210 participate in the Local 210 Sub Plan and are eligible to participate on their date of hire (and as soon as administratively feasible) for full-time employees. Part-time and temporary employees become eligible after working 1,000 hours in a plan year. Employees represented by IBEW Local 210-5 participate in the Local 210-5 Sub Plan and are eligible to participate upon their date of hire (and as soon as administratively feasible), for full-time employees. Part-time and temporary employees become eligible after working 1,000 hours within a plan year. The POSC Sub Plan and the Petron Sub Plan are not accepting new participants. Existing participants may have an account balance in the Sub Plans but no longer are employed by the company and therefore are unable to make contributions.

Contributions

In all Sub Plans, participants may contribute up to 65% of their base pay on a before- or after-tax basis, not to exceed the maximum allowable under the Internal Revenue Code of 1986, as amended (IRC).

For participants in the Management Sub Plan and the Local 210-5 Sub Plan (hired before August 1, 2011), the Company provides matching contributions in Company stock equal to 100% on the first 3% of base pay and 50% on the next 3% of base pay contributed by the employee. For participants in the Local 210-5 Sub Plan hired on or after August 1, 2011, the Company provides matching contributions in Company stock equal to 50% up to 6% of the base pay contributed. For participants in the Local 1238 Sub Plan and the Local 1307 Sub Plan, the Company provides matching contributions in Company stock equal to 50% up to 5% (6% if hired after September 1, 2010) of the base pay contributed. For participants in the Local 1900 Sub Plan, the Company provides matching contributions in Company stock equal to 50% up to 6% of the base pay contributed. For participants in the Local 210 Sub Plan, the Company provides matching contributions in Company stock equal to 50% up to 6% of the base pay contributed.

The Company's matching contributions, made in Company common stock, are paid to the Plan Trustee in the form of authorized and previously unissued shares, treasury shares or in cash for the purchase of Company common stock on the open market.

Participants age 50 and older (by year end) and meeting one of the Internal Revenue Service (IRS) pre-tax contribution limits are eligible to make catch-up contributions. The catch-up contribution limit for each of 2014 and 2013 was $5,500.

The sum of the elected percentages of before- and after-tax contributions and the Company matching contributions may not exceed 65% of a participant's annual salary. A participant is prohibited from making elective contributions to the Plan for six months following a hardship withdrawal, as described in "Distributions and Withdrawals" below. Eligible rollover contributions are permitted from other employer-sponsored plans into the Plan.

Pepco Holdings, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Years Ended December 31, 2014 and 2013

<u>NOTE 1 – Description of Plan (continued)</u>

Employees will be automatically enrolled in the Plan at 3% of their eligible earnings on a pre-tax basis; however, they can opt out or elect to change the percentage at any time. If the employee does not make a positive election to change the percentage, the contribution rate will be increased by 1% per year (up to a maximum of 6%).

Vesting

Participants are 100% vested and have a non-forfeitable interest, in their own contributions, and in the Company matching contributions, including any earnings or losses thereon.

The Plan allows participants to diversify their vested Company matching contributions regardless of age or years of participation in the Plan.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution, and earnings (losses) attributable to the participant's investments. Participant accounts are impacted by expenses charged by the investment options in which they invest, as disclosed in each investment option's prospectus. Also, certain investment options charge redemption fees that are also paid directly by the participant from his or her account. All other administrative fees related to participant accounts are paid by the Company.

Participants may elect to have their contributions invested, in multiples of 1%, in one or more of the available investment options. The Plan's investment options are selected by the PHI Investment Committee and are intended to provide diversified categories of investments with different risk and return characteristics that will enable participants to create an investment portfolio to meet their individual goals, depending on the level of risk they are willing to accept. The investment options available to participants of the Plan are reviewed periodically and can be changed at the discretion of the PHI Investment Committee pursuant to the Plan Document.

Participants can transfer all or part of their investment account balance and related earnings in any existing investment option to any other investment option offered in the Plan with the exception of any limitation expressed in the prospectus of a specific investment option that prohibits such transfer, and subject to limitations under applicable securities laws for transfers involving Company common stock. Subject to the terms of the Plan or applicable law, participants may change the allocation of their future contributions among the investment options at any time.

Distributions and Withdrawals

If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, the participant or participant's beneficiary is entitled to the entire account balance as valued on the withdrawal date. In the event of a participant's death, distribution of the participant's account balance will be made as soon as administratively practicable upon the receipt of appropriate documentation from the designated beneficiary. Distributions for reasons of retirement, disability retirement, permanent disability or termination may be made online or by phone. Distributions of a participant's account balance may be made in (1) a lump sum cash payment, (2) in regular installments for a period not exceeding the joint and survivor life expectancy of the participant and his or her spouse or other beneficiary, or (3) partial lump sums upon the request of the participant, with certain limitations stated in the Plan Document. Distributions from the Pepco Holdings, Inc. Common Stock Fund (Stock Fund) may be made in PHI common stock or cash based on the election of the participant. Distributions cannot be deferred beyond age 70 ½. Distributions from the remaining investment options are made in cash.

While employed, a participant may make certain withdrawals of vested contributions online or by phone. Pre-tax employee contributions may only be withdrawn for the reason of financial hardship, as defined in the Plan Document. At the age of 59 ½, the participant may withdraw any portion of his or her account balance.

After making a hardship withdrawal of pre-tax contributions, a participant is prohibited from making contributions or receiving Company matching contributions for a period of six months.

Pepco Holdings, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Years Ended December 31, 2014 and 2013

NOTE 1 – Description of Plan (continued)

A participant with less than 60 months of Plan participation will incur a six-month suspension period upon making any withdrawal of his or her after-tax contributions. Unless the participant's withdrawal is of non-matched contribution, or the matched contributions were in the plan for 24 or more months. During this suspension period, no matching contributions will be credited to the participant's account.

Upon termination of service, participants with a balance of less than $1,000, who do not make an affirmative rollover election, will have their account balance paid out in a lump-sum. Upon termination, participants with an account balance between $1,000 and $5,000, who do not elect a distribution, will have their account balance automatically rolled over by the Plan into an individual retirement account with Vanguard.

Notes Receivable from Participants

Loans are available to participants from amounts attributable to pre-tax and/or after-tax contributions, subject to U.S. Department of Labor and IRS limitations. The Plan requires that a minimum of $1,000 be borrowed by a participant. A one-time fee per loan is deducted from the participant's account at the time of each loan distribution.

The number and amount of loans allowed to a participant are restricted by the Sub Plans and are consistent with IRS regulations. A participant may have up to four loans outstanding at any time with a term length between one and five years, or one and 30 years for a primary residence. The prevailing prime rate (quoted by Reuters at the end of the month prior to the month of the loan) is applied as the fixed interest rate for the loan. Loan repayments are made through payroll deductions or by prepayment in a lump sum.

If an active participant has four outstanding loans and pays off one loan, they will not be eligible for another loan until 30 days after the loan pay-off date. Upon termination from the Company, a participant can elect to continue to make loan repayments. If the loan repayments are not made, the loan will be in default and is converted to a distribution at the end of the calendar quarter following the calendar quarter in which the first payment amount was missed, or approximately 90 days.

Plan Administration and Termination

The Plan is administered by the PHI Administrative Board, which is appointed by the Company's Chief Executive Officer. All contributions to the Plan are held in trust by the Plan Trustee for the exclusive benefit of the participants. The Company generally pays the Plan Trustee fees and certain other administrative expenses of the Plan.

Effective October 1, 2014, participants' accounts are charged a flat administrative fee. The administrative fee for 2014 was $52 per year/$13 per quarter. The fee is deducted from each investment in the participant's account on a pro-rata basis.

Effective October 1, 2014, participants invested in certain non-Vanguard funds receive a quarterly credit equal to the amount of the revenue sharing paid to Vanguard by the non-Vanguard fund. Such credit is applied back to the participants' account.

The Plan is a defined contribution plan. Interests in the Plan are not insured by the Company and are not guaranteed by the Pension Benefit Guaranty Corporation, an agency of the United States government, or any other governmental agency.

Although the Company currently intends to continue the Plan for the foreseeable future, the Company reserves the right to terminate or amend the Plan at any time subject to the provisions of ERISA. See the "Agreement and Plan of Merger with Exelon Corporation" section above for additional information on the Merger. The Stock Fund will no longer be available as an investment option in connection with the closing of the Merger. All Company matching contributions made after the Merger is completed will be invested in accordance with the allocations of participants' contributions (with any allocations to the Stock Fund to be redirected as specified in the following sentence). As soon as practicable after the closing of the Merger, remaining participant balances in the Stock Fund will be transferred to the Target Retirement Trust II with the target date closest to the year when the participant reached or will reach age 65.

Pepco Holdings, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Years Ended December 31, 2014 and 2013

NOTE 2 – Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedules. Although the Plan believes that its estimates and assumptions are reasonable, they are based upon information available to management at the time the estimates are made. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits, the Plan's interest in the net investment income in the Trust, which consists of the realized gains or losses and the unrealized depreciation and appreciation on those Trust investments.

The Plan's investments are stated at fair value using the framework established by Financial Accounting Standards Board (FASB) guidance on Fair Value Measurements (Accounting Standards Codification (ASC) 820). Purchases and sales of securities are recorded on a trade date basis.

Dividends are recorded on the ex-dividend date. Interest on interest-bearing cash, money market accounts and participant loans is recorded when earned. Participants with investments in the Stock Fund have an option to receive a payout of their pro rata portion of any dividends paid on PHI stock held in the Stock Fund and allocated to units representing such pro rata interest in such stock or reinvest those dividends to purchase additional units in the Stock Fund.

Notes Receivable from Participants

Participant loans are classified as notes receivable from participants which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2014 or 2013.

Benefit Payments

Benefit payments to participants are recorded when paid.

9

Pepco Holdings, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Years Ended December 31, 2014 and 2013

NOTE 2 – Significant Accounting Policies (continued)

Plan Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses paid by the Plan are primarily related to Vanguard management, administrative and recordkeeping fees. Expenses that are paid by the Company are not recorded as expenses of the Plan. Fees related to the administration of notes receivable from participants are charged directly to the participant's account with a corresponding increase in the notes receivable from participants on the Statements of Net Assets Available for Benefits. Investment-related expenses are included in net appreciation of fair value of investments. Quarterly fees related to the administration of a participant's account are charged to the participant's account and are included in administrative expenses.

NOTE 3 – Newly Adopted Accounting Standards

There were no newly adopted accounting standards with respect to the Plan in 2014.

NOTE 4 – Recently Issued Accounting Standards, Not Yet Adopted

In May 2015, the FASB issued new disclosure requirements for investment fair values. Under the new requirements, investment fair values based on net asset value per share will continue to be disclosed, however, the investment fair values will no longer be included within the fair value tables and a level will not be assigned to those investment fair values. The new requirements are effective for the Plan beginning January 1, 2016, and must be implemented retrospectively for all periods presented. Early adoption is permitted. The Plan is currently evaluating the potential impact of this new guidance on its financial statements.

NOTE 5 – Fair Value Disclosures

ASC 820 established a framework for measuring fair value and expanded disclosures about fair value measurements. As defined in the guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). PHI utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. Accordingly, PHI utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (level 1) and the lowest priority to unobservable inputs (level 3).

The three levels of the fair value hierarchy are as follows:

Level 1

Level 1 asset fair values are based on unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access. Assets in this category include the Plan's investments in registered investment companies – mutual funds.

Level 2

Level 2 asset fair values are based on quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset. Assets in this category include investments in common/collective trusts and the Stock Fund.

Pepco Holdings, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Years Ended December 31, 2014 and 2013

NOTE 5 – Fair Value Disclosures (continued)

Level 3

Level 3 asset fair values are based on significant inputs that are generally less observable than those from objective sources. The Plan currently holds no investments that are categorized as level 3.

The following tables set forth, by level within the fair value hierarchy, the Plan assets that were accounted for at fair value on a recurring basis as of December 31, 2014 and 2013. As required by the guidance, Plan assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. PHI's assessment of the significance of a particular input to the fair value measurement requires the exercise of judgment, and may affect the valuation of fair value assets and their placement within the fair value hierarchy levels.

Asset Category	Fair Value Measurements as of December 31, 2014		
	Level 1	Level 2	Total
Registered investment companies – mutual funds			
Equity			
Domestic	$428,968,870	$ —	$ 428,968,870
International	78,852,974	—	78,852,974
Fixed income	117,401,905	—	117,401,905
Balanced (a)	9,217,334	—	9,217,334
Common/collective trusts			
Target date (a)	—	136,095,386	136,095,386
Stable value	—	161,310,133	161,310,133
Pepco Holdings, Inc. Common Stock Fund (b)	—	149,351,914	149,351,914
Total assets at fair value	$634,441,083	$446,757,433	$1,081,198,516

(a) On October 1, 2014, several balanced mutual funds, which are categorized as level 1 in 2013, were replaced with similar common/collective trust investment options, which are categorized as level 2 in 2014. There were no other transfers of instruments between level 1 and level 2 valuation categories during the year ended December 31, 2014. The common/collective trust investment options have no unfunded commitments and can be redeemed daily with no advance notice required.
(b) Represents interests in a stock fund whose underlying assets are primarily shares of PHI common stock.

Asset Category	Fair Value Measurements as of December 31, 2013		
	Level 1 (a)	Level 2 (a)	Total
Registered investment companies – mutual funds			
Equity			
Domestic	$404,066,514	$ —	$404,066,514
International	77,411,453	—	77,411,453
Fixed income	104,476,025	—	104,476,025
Balanced	116,503,952	—	116,503,952
Common/collective trust (b)	—	162,712,754	162,712,754
Pepco Holdings, Inc. Common Stock Fund (c)	—	119,775,463	119,775,463
Total assets at fair value	$702,457,944	$282,488,217	$984,946,161

(a) There were no transfers of instruments between level 1 and level 2 valuation categories during the year ended December 31, 2013.
(b) This category represents investments in a stable value fund.
(c) Represents interests in a stock fund whose underlying assets are primarily shares of PHI common stock.

Pepco Holdings, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Years Ended December 31, 2014 and 2013

NOTE 5 – Fair Value Disclosures (continued)

Valuation Techniques Used to Determine Fair Value

The following methods and assumptions were used to estimate the fair value of each class of investments.

Registered Investment Companies – Mutual Funds

Equity

Equity assets included in mutual funds are primarily comprised of securities issued by public companies in domestic and foreign markets, which are valued on a daily basis. The fair values of the Plan's interests in mutual funds are based on publicly quoted Net Asset Values (NAVs). These funds have ongoing subscription and redemption activities and are classified as level 1.

Fixed income

Fixed income assets included in mutual funds are comprised of fixed income securities primarily issued by corporations, governments and government agencies. The fair values of the Plan's interests in mutual funds are based on publicly quoted NAVs. These funds have ongoing subscription and redemption activities and are classified as level 1.

Balanced

Balanced assets included in mutual funds are primarily comprised of investments in other equity and fixed income mutual funds. Equity mutual fund assets are primarily comprised of securities issued by public companies in domestic and foreign markets which are valued on a daily basis. Fixed income mutual fund assets are comprised of fixed income securities primarily issued by corporations, governments and government agencies. The fair values of the Plan's interests in mutual funds are based on publicly quoted NAVs. These funds have ongoing subscription and redemption activities and are classified as level 1.

Common/Collective Trusts

Target date

Target date funds included in the common/collective trusts are primarily comprised of investments in Vanguard mutual funds using an asset allocation strategy for investors planning to retire and leave the workforce in or within a few years of the target year. The trust fund's asset allocation will become more conservative over time. The underlying funds are: Vanguard Total Bond Market II Index Fund, Vanguard Total Stock Market Index Fund, Vanguard Total International Bond Index Fund, and Vanguard Total International Stock Index Fund. The trust fund's indirect stock and bond holdings are a diversified mix of domestic and foreign capitalization stocks and fixed income securities. The trust fund is valued using the NAV provided by the trustee of the trust fund based on the value of the underlying assets divided by the number of units outstanding. The fair values of the trust funds are classified as level 2.

Stable value

The stable value fund included in the common/collective trusts represents an investment in the Vanguard Retirement Savings Master Trust. The trust fund is valued using the NAV provided by the trustee of the trust fund based on the value of the underlying assets divided by the number of units outstanding. The fair value of the trust fund's underlying assets is determined by pricing agents using observable inputs on a daily basis plus the total wrap contract rebid value, which is calculated by discounting the annual rebid fee over the duration of the contract's assets. The only restriction is that the Plan is required to provide a one-year redemption notice to liquidate its entire share in the trust fund. The fair value of the trust fund is classified as level 2.

Pepco Holdings, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Years Ended December 31, 2014 and 2013

NOTE 5 – Fair Value Disclosures (continued)

Pepco Holdings, Inc. Common Stock Fund

This category represents PHI common stock held in the Stock Fund. Participants' holdings in the Stock Fund are represented by units in the Stock Fund and do not represent direct ownership of PHI common stock. The fund's unit value is determined by dividing the total current fair value of the investments in the fund by the total number of units owned. The value of such units in the Stock Fund was $11.64 per unit and $8.28 per unit as of December 31, 2014 and 2013, respectively, as compared to PHI common stock, which had a fair value of $26.93 per share and $19.13 per share as of December 31, 2014 and 2013, respectively, equal to the closing price of one share of PHI common stock on the New York Stock Exchange. See Note (1), "Description of the Plan—Agreement and Plan of Merger with Exelon Corporation" for information on the Merger. The fair value of the Stock Fund is classified as level 2.

NOTE 6 – Investment Contracts

FASB guidance on Plan Accounting – Defined Contribution Pension Plans (ASC 962) requires investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to a fully benefit-responsive investment contract because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through a common/collective trust (the Vanguard Retirement Savings Master Trust). The Statements of Net Assets Available for Benefits present the fair value of the Vanguard Retirement Savings Master Trust and the adjustment from fair value to contract value. The fair value of the Plan's interest in the Vanguard Retirement Savings Master Trust is based on information reported by the issuer of the common/collective trust at year end. The contract value of the Vanguard Retirement Savings Master Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.

NOTE 7 – Non-Participant-Directed Investments

The Company provides employer matching contributions to the Stock Fund which are included in a participant's account together with contributions, if any, made by a participant that are allocated to the Stock Fund. Information about the components of and the significant changes in net assets relating to the Stock Fund is as follows:

Pepco Holdings, Inc. Common Stock Fund:	2014	2013
Net Assets at Beginning of Year	$119,775,463	$122,869,167
Contributions (a)	14,402,914	13,896,493
Interest and dividend income	6,119,957	6,559,935
Net appreciation (depreciation) in fair value of investments	47,003,978	(2,511,357)
Payments of benefits to participants	(10,346,599)	(9,254,674)
Transfers	(28,115,723)	(12,364,742)
Other	511,924	580,641
Net Assets at End of Year	$149,351,914	$119,775,463

(a)   Includes employer contributions of $12,906,766 and $12,441,447 in 2014 and 2013, respectively.

Pepco Holdings, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Years Ended December 31, 2014 and 2013

NOTE 8 – Investments

Investments as of December 31, which exceed five percent of the Plan's net assets are as follows:

	2014	2013
Vanguard Institutional Index Fund	$176,600,093	$164,102,804
Vanguard Retirement Savings Trust III (at contract value)	156,567,697	—
Vanguard Retirement Savings Trust IV (at contract value)	—	158,487,478
Pepco Holdings, Inc. Common Stock Fund	149,351,914	119,775,463

During the years ended December 31, 2014 and 2013, the Plan's investments (including gains and losses on investments bought, sold and transferred during the period) appreciated (depreciated) in value as follows:

	2014	2013
Registered investment companies – mutual funds	$24,173,658	$108,878,330
Common/collective trusts	3,836,689	—
Pepco Holdings, Inc. Common Stock Fund	47,003,978	(2,511,357)
Net appreciation in fair value of investments	$75,014,325	$106,366,973

NOTE 9 – Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Vanguard. Vanguard is affiliated with the Plan Trustee, and therefore, these transactions qualify as party-in-interest transactions.

The Company as Plan sponsor is a related party. As of December 31, 2014 and 2013, the Plan held investments of 5,545,931 shares and 6,261,132 shares of Pepco Holdings, Inc. common stock, respectively. These shares are indirectly held by participants through the ownership of 12,830,920 units and 14,465,636 units of the Stock Fund as of December 31, 2014 and 2013, respectively. The fair value of the common stock as of December 31, 2014 and 2013 was $149,351,914 and $119,775,463, respectively. Purchases of $31,900,887 and $35,218,617 and sales of $49,328,359 and $35,800,964 of Company common stock were made during 2014 and 2013, respectively.

NOTE 10 – Tax Status of the Plan

The Company's current favorable determination letter, stating its qualification of the Plan under Section 401(a) of the IRC is dated March 26, 2014. The Company filed a new application for determination pursuant to its cyclical remedial plan filing cycle D on January 28, 2015.

The Plan has been amended since the issuance of its current determination letter; however, the Plan administrator believes that the Plan is currently designed and operated in compliance with ERISA. Participants are not taxed on the income allocated to contributions made for their account until such time as they or their beneficiaries receive distributions from the Plan.

Plan management is required by U.S. GAAP to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan's tax returns are subject to audits; however, there are currently no audits for any tax periods in progress.

Pepco Holdings, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Years Ended December 31, 2014 and 2013

NOTE 11 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits. See Note (1), "Description of the Plan— Agreement and Plan of Merger with Exelon Corporation," for additional information on the Merger.

NOTE 12 – Reconciliation of Financial Statements to IRS Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the IRS Form 5500 as of December 31,

	2014	2013
Net Assets available for benefits:		
Net assets available for benefits per financial statements at end of year	$1,102,114,434	$1,006,409,402
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,742,436	4,225,276
Notes receivable from participants deemed distributed	(404,472)	(473,996)
Net assets available for benefits per the IRS Form 5500	$1,106,452,398	$1,010,160,682

	2014	2013
Notes receivable from participants:		
Notes receivable from participants per financial statements at end of year	$25,658,354	$25,686,786
Notes receivable from participants deemed distributed	(404,472)	(473,996)
Net notes receivable from participants per the IRS Form 5500	$25,253,882	$25,212,790

The following is a reconciliation of payments of benefits to participants per the accompanying financial statements to the IRS Form 5500 for the years ended December 31,

	2014	2013
Benefit payments and provided benefits:		
Payments of benefits to participants per financial statements during the year	$71,782,703	$70,108,746
Prior year deemed distributions	(67,686)	(43,112)
Other	(466)	(9,531)
Net benefit payments per the IRS Form 5500	$71,714,551	$70,056,103

Pepco Holdings, Inc. Retirement Savings Plan

Schedule of Assets (Held at End of Year)
Schedule H – Line 4(i)
As of December 31, 2014

Pepco Holdings, Inc. Retirement Savings Plan, EIN 52-2297449, PN 017

Attachment to Form 5500, Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year):

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	Allianz:NFJ SCV;Inst	Registered Investment Company	$ 5,268,008	$ 5,109,789
	Baron Growth	Registered Investment Company	5,314,541	5,528,760
	WT:CRM Md Cp Val;Instl	Registered Investment Company	2,917,003	2,510,891
	Cambiar Small Cap Inst	Registered Investment Company	1,048,837	1,032,771
	Conestoga Small Cap	Registered Investment Company	5,656,214	8,368,513
	Dodge & Cox Intl Stock	Registered Investment Company	19,900,551	22,526,846
	Fidelity Contrafund	Registered Investment Company	12,094,679	15,695,052
	Frank Mut Global Disc R6	Registered Investment Company	3,386,040	3,263,888
	MFS Utilities R5	Registered Investment Company	8,715,270	8,268,203
	MSIFT Midcap Growth Instnl	Registered Investment Company	4,204,118	3,835,457
	MSIF US Real Estate Class I	Registered Investment Company	9,252,514	10,690,916
	NB Genesis R6	Registered Investment Company	5,310,635	5,228,914
	NeuBerSociallyRespnFdCIR6	Registered Investment Company	442,309	425,340
	Oakmark Eqty & Inc;I	Registered Investment Company	8,426,985	9,217,334
	PIMCO Total Return Fd, Instit	Registered Investment Company	21,004,479	20,351,943
	T. Rowe Price Emerging Mkt St	Registered Investment Company	6,353,080	6,559,145
	T. Rowe Price New Horizons Ret	Registered Investment Company	9,942,632	11,165,615
	TRP Growth Stock Fund	Registered Investment Company	28,814,414	44,455,988
	TRP Spectrum Growth	Registered Investment Company	3,858,352	4,512,785
	TRP Spectrum Income Fund	Registered Investment Company	7,507,145	7,525,455
	Templeton Global Bond R6	Registered Investment Company	11,285,235	10,654,788
*	Vanguard Explorer Adm	Registered Investment Company	4,648,825	4,412,275
*	Vanguard Extend Mkt Index Inst	Registered Investment Company	34,389,477	38,871,295
*	Vanguard GNMA Fund Admiral Shs	Registered Investment Company	24,958,790	25,106,651
*	Vanguard Inst Index Fund	Registered Investment Company	116,197,335	176,600,093
*	Vanguard I-T Treasury Adm	Registered Investment Company	6,507,883	6,540,011
*	Vanguard PRIMECAP Adm	Registered Investment Company	45,744,135	45,669,913
*	Vanguard Prime Money Mkt	Registered Investment Company	420,465	420,465
*	Vanguard Total Bond Idx Inst	Registered Investment Company	47,663,995	47,223,056
*	Vanguard Total Intl Stock Inst	Registered Investment Company	48,318,351	46,503,095
*	Vanguard Windsor II Fund Inv	Registered Investment Company	37,233,040	36,165,836
*	Vanguard Retirement Savings Trust III **	Common/Collective Trust	161,310,133	161,310,133
*	Vanguard Tgt Retire 2010 Tr II	Common/Collective Trust	3,199,980	3,257,248
*	Vanguard Tgt Retire 2015 Tr II	Common/Collective Trust	26,977,668	27,620,236
*	Vanguard Tgt Retire 2020 Tr II	Common/Collective Trust	16,899,874	17,338,287
*	Vanguard Tgt Retire 2025 Tr II	Common/Collective Trust	30,034,937	30,940,944
*	Vanguard Tgt Retire 2030 Tr II	Common/Collective Trust	8,811,050	9,089,264
*	Vanguard Tgt Retire 2035 Tr II	Common/Collective Trust	13,250,598	13,680,302
*	Vanguard Tgt Retire 2040 Tr II	Common/Collective Trust	6,031,806	6,230,560
*	Vanguard Tgt Retire 2045 Tr II	Common/Collective Trust	14,017,526	14,484,733
*	Vanguard Tgt Retire 2050 Tr II	Common/Collective Trust	5,329,314	5,504,845
*	Vanguard Tgt Retire 2055 Tr II	Common/Collective Trust	1,454,474	1,496,528
*	Vanguard Tgt Retire 2060 Tr II	Common/Collective Trust	326,875	336,436
*	Vanguard Tgt Retire Inc Tr II	Common/Collective Trust	6,014,316	6,116,003
*	Pepco Holdings, Inc. Common Stock Fund	PHI Common Stock	114,042,360	149,351,914
	Notes receivable from participants	Varying maturity dates from 2015 – 2044, with interest rates ranging from 3.25% – 11%	—	25,658,354
Total			$954,486,248	$1,106,856,870

* Party in interest
** Fair value

Pepco Holdings, Inc. Retirement Savings Plan

Schedule of Reportable Transactions
Schedule H – Line 4(j)
Year Ended December 31, 2014

Pepco Holdings, Inc. Retirement Savings Plan, EIN 52-2297449, PN 017

Attachment to Form 5500, Schedule H, Line 4(j) – Series of Transactions in Excess of Five Percent of Current Value of Plan Assets:

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Gain (Loss)
Vanguard	Pepco Holdings, Inc. Common Stock Fund	$31,900,887	$ —	$ —	$31,900,887	$ —
Vanguard	Pepco Holdings, Inc. Common Stock Fund	—	49,328,359	40,640,002	49,328,359	8,688,357

Pepco Holdings, Inc. Retirement Savings Plan

Exhibits:

Exhibit 23.1	Consent of SB & Company, LLC
Exhibit 23.2	Consent of Mitchell & Titus, LLP

Pepco Holdings, Inc. Retirement Savings Plan

<u>SIGNATURES</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN</u>

By: /s/ JOSEPH M. RIGBY

Joseph M. Rigby, Chairman Administrative Board

Date: June 19, 2015

Pepco Holdings, Inc. Retirement Savings Plan

<u>INDEX TO EXHIBITS FILED HEREWITH</u>

<u>Exhibit No.</u>	<u>Description of Exhibit</u>
23.1	Consent of SB & Company, LLC
23.2	Consent of Mitchell & Titus, LLP

Pepco Holdings, Inc. Retirement Savings Plan

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-189291) pertaining to the Pepco Holdings, Inc. Retirement Savings Plan of our report dated June 19, 2015, with respect to the financial statements and supplemental schedules of the Pepco Holdings, Inc. Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2014.

/s/ SB & Company, LLC

Washington, DC
June 19, 2015

Pepco Holdings, Inc. Retirement Savings Plan

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-189291) pertaining to the Pepco Holdings, Inc. Retirement Savings Plan of our report dated June 25, 2014, with respect to the December 31, 2013 financial statements of the Pepco Holdings, Inc. Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2014.

/s/ Mitchell & Titus, LLP

Washington, DC
June 19, 2015